UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Power REIT
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
73933H 101
(CUSIP Number)
Joseph F. Helmer Caldwell Securities, Inc. 30 Liberty Ship Way #3200 Sausalito CA 94965-3327 (415) 962-2526
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 13, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:

Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 73933H101                                     SCHEDULE 13D                                                Page 9 of 9

1	NAME OF REPORTING PERSONS Justinian R. Hobor
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP ☒ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,654(1)
	8	SHARED VOTING POWER 16,654(1)
	9	SOLE DISPOSITIVE POWER 16,654(1)
	10	SHARED DISPOSITIVE POWER 90,415(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,415 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.06%
14	TYPE OF REPORTING PERSON IN; OO

(1)    Includes 6,654 shares directly owned by Justinan R. Hobor and 10,000 shares owned by Roundwood Capital, LLC where Justinian R. Hobor is a managing member.

(2)    Includes 73,761 shares where Justinian R. Hobor has limited power of attorney to execute transactions on behalf of his advisory clients.  Mr. Hobor does not have voting authority over these shares.

CUSIP 73933H101                                     SCHEDULE 13D                                                Page 9 of 9

1	NAME OF REPORTING PERSONS Caldwell Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP ☒ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,941(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,941 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.48%
14	TYPE OF REPORTING PERSON BD; IA

(1)    All shares with shared dispositive power are shares owned in accounts of advisory clients of Caldwell where Mr. Helmer or Mr. Hobor have limited power of attorney to execute transactions on behalf of those clients.  No adviser of Caldwell has voting authority over those shares.

CUSIP 73933H101                                     SCHEDULE 13D                                                Page 9 of 9

1	NAME OF REPORTING PERSONS Joseph F. Helmer
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP ☒ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,621
	8	SHARED VOTING POWER 2,621
	9	SOLE DISPOSITIVE POWER 2,621
	10	SHARED DISPOSITIVE POWER 8,801(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,801 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%
14	TYPE OF REPORTING PERSON IN; OO

(1)    Includes 6,180 shares where Joseph F. Helmer has limited power of attorney to execute transactions on behalf of his advisory clients.  Mr. Helmer does not have voting authority over these shares.

CUSIP 73933H101                                     SCHEDULE 13D                                                Page 9 of 9

This Schedule 13D is a continuation of a filing that had previously been filed by Justinian R. Hobor related to the ownership of common shares of Power REIT.

Item 1. Security and Issuer.

The class of securities to which this statement relates is common shares (“Common Stock”) of Power REIT (the “Company” or “Issuer”).  The address of the principal executive offices of the Company is:

Power REIT
301 Winding Road
Old Bethpage, NY 11804

Item 2. Identity and Background.

This statement is filed on behalf of each of Justinian R. Hobor (“Mr. Hobor”), a United States citizen, Caldwell Securities, Inc., a California corporation (“Caldwell”), and Joseph F. Helmer (“Mr. Helmer”), a United States citizen (collectively the “Reporting Persons”).  Both Mr. Hobor and Mr. Helmer are investment adviser representatives of Caldwell, a Securities and Exchange Commission Registered Investment Adviser.

Mr. Hobor’s residence and business address is:

1358 W Greenleaf Ave. Apt 3S
Chicago IL 60626

Mr. Helmer’s and Caldwell’s business address is:

30 Liberty Ship Way #3200
Sausalito CA 94965-3327

Both Mr. Hobor and Mr. Helmer are investment adviser representatives of Caldwell whose main business address is the address above.  In addition, Mr. Helmer is the President and 10% owner of Caldwell.  Mr. Hobor conducts his business from his residence, and Mr. Helmer conducts his business from Caldwell’s main business address above.

No Reporting Party, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No Reporting Party, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as such, was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP 73933H101                                     SCHEDULE 13D                                                Page 9 of 9

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Hobor and Mr. Helmer both used personal funds in connection with the shares where they have sole power of disposition and voting.  Mr. Hobor is also a managing member of Roundwood Capital, LLC, which owns 10,000 shares and used its own funds to purchase the shares.  Mr. Hobor’s cost on these shares was $109,931, of which $62,833 was from personal funds and $47,098 cash was from Roundwood Capital, LLC.  Mr. Helmer’s cost on these shares was $24,651 of personal funds.

Caldwell has shared power to dispose shares of those accounts where a client of Caldwell has signed an advisory contract with a discretionary relationship, which means Mr. Helmer or Mr. Hobor can direct trading in those accounts (“Managed Accounts”).  In these cases, Mr. Helmer or Mr. Hobor can direct the disposition of shares of Managed Accounts and purchase additional shares at their discretion using the cash available in a Managed Account.  Those cost of these shares was $255,800 in personal funds of the client for Managed Accounts of Mr. Hobor and $35,124 in personal funds of the client for Managed Accounts of Mr. Helmer.

No borrowings were made in order to finance any of these transactions.

Item 4. Purpose of Transaction.

The shares were acquired by the Reporting Persons during the course of their business as an investment adviser representative of Caldwell.  When Mr. Hobor acquired 5% of the common stock and filed a prior Schedule 13G, he was invited to be on the board of directors by Issuer, which Mr. Hobor has accepted.

Otherwise, the Reporting Persons have no specific plans with respect to the Issuer.

CUSIP 73933H101                                     SCHEDULE 13D                                                Page 9 of 9

Item 5. Interest in Securities of the Issuer.

As of the date hereof, the Reporting Persons beneficially own, directly and indirectly, 99,216 Common Shares or 5.56% of the total number of Common Shares outstanding.  The interests are owned directly or indirectly as follows:

	Sole Power to Direct Voting and/or Disposition	Shared Power to Direct Voting and/or Disposition	Total Shares
Justinian R. Hobor	16,654(1)	73,761(1)(3)	90,415
Joseph F. Helmer	2,621(2)	6,180(2)(3)	8,801
Caldwell Securities, Inc.		79,941(3)	79,941(3)

(1)    Mr. Hobor may be deemed to have sole power to direct the voting and disposition of 16,654 shares of Common Stock.  This includes 6,654 shares directly owned by Justinan R. Hobor and 10,000 shares owned by Roundwood Capital, LLC where Justinian R. Hobor is a managing member.  Mr. Hobor also has shared power to direct disposition of 73,761 shares of Common Stock that are directly owned by advisory clients of Caldwell.  In addition, Mr. Hobor has not performed any transactions in the Security in the previous sixty (60) days from the date of this filing.

(2)    Mr. Helmer may be deemed to have sole power to direct the voting and disposition of 2,621 shares of Common Stock and shared power to direct the disposition of 6,180 shares of Common Stock in Managed Accounts.  Mr. Helmer has not performed any transactions in the Security in the previous sixty (60) days from the date of this filing.

(3)    Caldwell may be deemed to have shared power to direct the disposition of 79,941 shares of Common Stock in Managed Accounts.  These shares are also included as shared power to direct voting and/or disposition for Mr. Hobor and Mr. Helmer, so these do not represent any additional shares beyond the 99,216 shares stated above.  Mr. Helmer is President and 10% owner of Caldwell.

Other than those persons stated, no person holds more than 5% of the Common Stock.

CUSIP 73933H101                                     SCHEDULE 13D                                                Page 9 of 9

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Hobor and Mr. Helmer are both investment adviser representatives of Caldwell, and to the extent that shares of Common Stock are held in accounts of Caldwell where Caldwell is the registered investment adviser pursuant to an advisory contract, Mr. Hobor, Mr. Helmer, or another adviser of Caldwell may come to have sole or shared power of disposition and/or voting.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP 73933H101                                     SCHEDULE 13D                                                Page 9 of 9

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2016

/s/ Justinian R. Hobor
Justinian R. Hobor

/s/ Joseph F. Helmer
Joseph F. Helmer

CALDWELL SECURITIES INC
By:	/s/ Joseph F. Helmer
	Name:	Joseph F. Helmer
	Title:	President